EXHIBIT 21.1

Subsidiaries of the Registrant

Company	Country

World Orient Universal Limited	British Virgin Islands

Global Asia Universal Limited	British Virgin Islands

EverFair Technologies, Ltd.	Hong Kong

Zhengzhou Shenyang Technology Company Limited	People’s Republic of China